Bedtime, Rapidly Absorbed Sublingual Cyclobenzaprine (TNX-102 SL) for the Treatment of Fibromyalgia: Results of a Phase 2b Randomized, Double-Blind, Placebo-Controlled Study

Seth Lederman[1], R Michael Gendreau[2], Daniel J. Clauw[3], Lesley M. Arnold[4], Judith Gendreau[5], Bruce Daugherty[5], and Amy Forst[5]

[1]Tonix Pharmaceuticals, Inc., [2]Gendreau Consulting LLC, [3]University of Michigan, [4]University of Cincinnati, [5]Tonix Pharmaceuticals

Background

- Fibromyalgia is characterized by chronic widespread pain and sleep disturbance
- Treatments that improve sleep quality in fibromyalgia patients may improve fibromyalgia by a mechanism distinct from centrally acting analgesics
- TNX-102 SL* is a proprietary eutectic sublingual (SL) tablet formulation of low-dose cyclobenzaprine HCl (2.8 mg) designed for rapid absorption and long-term bedtime use
- This double-blind, randomized, placebo-controlled multicenter study (BESTFIT) evaluated the safety and efficacy of TNX-102 SL in fibromyalgia

Methods

BESTFIT Study Characteristics and Endpoint Measures

BESTFIT = Bedtime Sublingual TNX-102 SL as Fibromyalgia Intervention Therapy

- 12-week, randomized, double-blind, placebo-controlled study in patients diagnosed with fibromyalgia by 2010 ACR criteria
- 1:1 randomization of 205 participants in 17 centers in the United States
  - Placebo (n=102)
  - TNX-102 SL 2.8 mg (n=103)

Entry Criteria

- The patients had a diagnosis of primary fibromyalgia as defined by the 2010 ACR Preliminary Diagnostic Criteria for fibromyalgia, including all of the following:
  a) Widespread Pain Index (WPI) ≥7 and Symptom Severity (SS) scale score ≥5; or WPI 3-6 and SS scale score ≥9; and
  b) Symptoms present at a similar level for at least 3 months; and
  c) Patients did not have a disorder that would have otherwise explained their pain

Primary Efficacy Endpoint

- Mean change from baseline in the weekly average daily diary pain score during week 12
- (0-10) Numerical Rating Scale (NRS) to assess prior 24-hour average pain intensity

Key Secondary Efficacy Endpoints

- Patient Global Impression of Change (PGIC)
- Fibromyalgia Impact Questionnaire-Revised (FIQ-R)
- Daily Sleep Diary (0-10 NRS averaged weekly)
- Patient-Reported Outcomes Measurement Information System (PROMIS) Sleep Disturbance Instrument

Safety Evaluation

- Adverse Events (AEs)
- Administration site reactions/local oral adverse events

Baseline Characteristics

Characteristic	Placebo N=101	TNX-102 SL N=103
Age	49.7 (11.7)	50.7 (9.9)
Males (%)	3 (3%)	7 (6.8%)
Caucasian (%)	88 (87%)	91 (88%)
Weight, kg (SD)	80.9 (17.2)	80.6 (16.7)
BMI (SD)	30.0 (5.5)	30.0 (5.7)
WPI, mean (SD)	12.9 (3.43)	12.9 (3.54)
SS, mean (SD)	8.8 (1.80)	8.9 (1.82)
Tender Point Count, mean (SD)	14.2 (2.90)	14.7 (2.56)

Patient Disposition


Participants in 17 US centers
N = 205
Placebo
n = 102
TNX-102 SL
n = 103
Early termination/ drug withdrawal
17 (16.6%)
Due to AE
5 (4.9%)
Due to LOE
6 (5.9%)
Due to all other reasons
6 (5.9%)
Early termination/ drug withdrawal
14 (13.6%)
Due to AE
8 (7.8%)
Due to LOE
2 (1.9%)
Due to all other reasons
4 (3.9%)
Completed 12 weeks on treatment
n = 85 (83.3%)
Completed 12 weeks on treatment
n = 89 (86.4%)

LOE = Lack of efficacy

Proprietary Cyclobenzaprine Hydrochloride Eutectic Mixture Stabilizes Tablet Formulation


Unstable
Cyclobenzaprine HCl (CBP-HCl)
Protective crystal
Stable
Eutectic
Base particle
Pure CBP-HCl interacts with base and tablet disintegrates
Eutectic formulation protects CBP-HCl from base and makes stable tablets with rapid absorption properties

Base Increases Systemic Absorption of Cyclobenzaprine Free Base During Buccal Administration


Low pH (acidic)
High pH (basic)
CBP-HCl
Cyclobenzaprine free base
Oral mucosa
Systemic exposure

Cyclobenzaprine is Detected in Plasma Within 20 Minutes Following Sublingual Administration of TNX-102 in Phase 1 Comparative Pharmacokinetic Study

Plasma Concentration Versus Time of TNX-102 SL Compared to Cyclobenzaprine IR


Concentration (ng/L)
TNX-102 SL 2.8 mg
Cyclobenzaprine IR 5 mg

Pharmacokinetics of Cyclobenzaprine Formulations and Active Metabolite

Parameter	TNX-102 2.8 mg SL	Oral IR CBP	Comparison
Dose	2.8 mg sublingual tablet	5 mg oral tablet	44% lower dose for SL
Absorption Lag Time (T_{lag})	0.050 hr (3 min)	0.622 hr (37 min)	12 x faster for SL
Relative Bioavailability (F_{rel})	154%	-	54% greater for SL
T_{max}	4.33 hr	4.00 hr	Similar
C_{max}	3.41 ng/mL	4.26 ng/mL	20% lower for SL
AUC_{0-48}	57.4 ng•hr/mL	69.5 ng•hr/mL	17% lower for SL
Active Metabolite	**nCBP**	**nCBP**	
C_{max}	0.81 ng/mL	1.71 ng/mL	53% lower for SL
AUC_{0-48}	30.5 ng•hr/mL	58.6 ng•hr/mL	48% lower for SL

TNX-102 SL Continuous Responder Analysis

Continuous Responder Analysis on FIQ-R Total Score at Week 12


TNX-102 SL
Placebo
Percentage Reduction from Baseline in Predicted FIQ-R Total Score

Continuous Responder Analysis on IVRS NRS Average Daily Pain Scores at Week 12


TNX-102 SL
Placebo
Percentage Reduction from Baseline in Predicted Average Daily Pain Scores

TNX-102 SL Provides Relief from Pain

Effect of TNX-102 SL on Pain Endpoints


Daily Pain Scores
Week 12 LS Mean Change by MMRM
-0.97
-1.50
P=.086
FIQ-R Pain Scores
Week 12 LS Mean Change by MMRM
-0.72
-1.80
P=.004
30% Responder Rate Based on Pain NRS
P=.033
20.6%
34.0%

MMRM=Mixed model for repeated measures

Time Course of Pain Reduction


Weekly Change in Clinic Reported NRS Pain Measure
Study Week
Placebo (7 day) n=101
TNX-102 SL (7 day) n=103
-0.96
(n=85)
-1.65
(n=89)
P=.033

TNX-102 SL Improves Fibromyalgia Global and Functional Measures

PGIC Responder Rate


30% Responder Rate
Study Week
30.1%
P=.025
16.7%
Placebo (n=102)
TNX-102 SL (n=103)

Responder defined as "much improved" or "very much improved"

TNX-102 SL Demonstrated a Significant Improvement in FIQ-R Total Score (MMRM)


Study Week
Change from Baseline
Placebo (n=101)
TNX-102 SL (n=103)
-8.5
(n=84)
-15.6
(n=89)
P=.014

MMRM=Mixed model for repeated measures

TNX-102 SL Effect on Sleep Responders Supports Hypothesis of Restorative Sleep Mechanism


Percentage of Sleep Responders
Percentage of Pain Responders
21%
41%
TNX-102 SL increases by two fold the percentage of sleep responders
Sleep Score (Daily NRS) Tertile
Sleep responders were more likely to be pain responders (~78%), regardless of treatment arm.

Sleep responders defined as top tertile of sleep score improvement

Tertiles of sleep score were analyzed based on total completer population

Phase 2b BESTFIT Results

TNX-102 SL Improves Sleep Quality

All Sleep Secondary Endpoints Improved on TNX-102 SL


Sleep Diary (Sleep Quality)
FIQ-R Sleep Score
PROMIS T-Score Sleep Disturbance
Week 12 LS Mean Change by MMRM
-0.9
-1.9
P<.001
-1.2
-2.9
P<.001
-5.1
-9.0
P=.005

MMRM=Mixed model for repeated measures

Change from Baseline in NRS Weekly Average of Daily Sleep Quality Scores (MMRM)


StudyWeek
Placebo
TNX-102 SL
-0.88
(n=82)
-1.85
(n=88)
P<.001

MMRM=Mixed model for repeated measures; NRS=Numeric rating scale

TNX-102 SL Adverse Events

Adverse Events Reported in More than 2 Subjects in Either Group

System Organ Class	Adverse Event Term	Placebo (n=101)	TNX-102 SL (n=103)
	At least 1 TEAE	59 (58.4%)	82 (79.6%)
Gastrointestinal disorders	Hypoaesthesia oral	2 (2.0%)	45 (43.7%)
	Dry Mouth	4 (4.0%)	4 (3.9%)
	Nausea	2 (2.0%)	5 (4.9%)
	Constipation	1 (1.0%)	4 (3.9%)
	Glossitis	1 (1.0%)	3 (2.9%)
	Vomiting	0	4 (3.9%)
	Diarrhoea	0	3 (2.9%)
	Paraesthesia oral	0	3 (2.9%)
Infections and infestations	Sinusitis	3 (3.0%)	4 (3.9%)
	Nasopharyngitis	2 (2.0%)	3 (2.9%)
	Upper respiratory tract infection	2 (2.0%)	3 (2.9%)
	Urinary tract infection	1 (1.0%)	4 (3.9%)
	Bronchitis	1 (1.0%)	3 (2.9%)
	Gastroenteritis viral	0	3 (2.9%)
Nervous system disorders	Somnolence	7 (6.9%)	2 (1.9%)
	Dizziness	3 (3.0%)	3 (2.9%)
Musculoskeletal and connective tissue disorders	Back pain	3 (3.0%)	5 (4.9%)
General disorders and administration site conditions	Product taste abnormal	0	8 (7.8%)
Psychiatric disorders	Abnormal dreams	2 (2.0%)	3 (2.9%)
	Anxiety	4 (4.0%)	1 (1.0%)
	Insomnia	3 (3.0%)	1 (1.0%)
Respiratory, thoracic and mediastinal disorders	Cough	3 (3.0%)	0

- Local administration site oral hypoaesthesia (transient tongue or sublingual numbness) was reported in 45 out of 103 treated patients
- Only 3 patients withdrew from participation in the study due to local adverse events

Conclusions

- TNX-102 SL provides multisymptom relief
- TNX-102 SL significantly improved global and functional measures such as PGIC and FIQ-R total score
- Systemic adverse events for TNX-102 SL were similar to placebo in the BESTFIT study
- Local site administration reactions of oral hypoaesthesia and abnormal product taste were the only commonly reported adverse events with an incidence of >5% and at least twice the rate of placebo
- TNX-102 SL has simple, once-daily dosing at bedtime with no need to titrate or adjust the dose
- TNX-102 SL increased sleep quality as evidenced by an increase in sleep responders
- Correlation of pain response with sleep response, regardless of treatment arm, suggests that improving sleep improves pain outcomes
- TNX-102 SL may be improving pain outcomes by improving restorative sleep

References

1. Data on file, Tonix Pharmaceuticals.

*TNX-102 SL is an Investigational New Drug and has not been approved for any indication.